Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

E N T E R G Y. C O M

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC FORWARD-LOOKING INFORMATION

This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forwardlooking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.

EXTENSIVE ADDITIONAL INFORMATION IS AVAILABLE ONLINE: Transaction Information and Updates:

Entergy.com/TransmissionMerger // ITC Website: ITCtransco.com // Upgrading the U.S. Electrical System: ModernizeTheGrid.com

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THE

THE GROWING NEEDS OF TOMORROW [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE]

Upgrading and modernizing the U.S. electric grid will require large and rapidly growing capital expenditures. The industry’s infrastructure investment could potentially triple over the next two decades—driven by replacement of aging assets, environmental regulations and other compliance requirements.

For Entergy, electric transmission capital requirements could grow twice as fast as total capital in the near term, and over four times as fast as total capital over the next seven years compared to the past seven years. Transmission capital could account for almost half of capital expenditures over depreciation over the next seven years. Bottom-line, transmission investments of the future are expected to be a disproportionate part of a very capital-intensive business. [GRAPHIC APPEARS HERE]

IT MATTERS NOW

Today our states’ and our communities’ economic vitality is closely linked to diverse, affordable and reliable electricity. Our high-tech society places ever-increasing demands on electricity. At the same time a range of factors have converged on the industry and the Entergy companies that will drive growing capital expenditures across virtually every dimension of electricity generation and delivery. Eventually, these costs flow through to our customers.

The implication is clear: the capital investments required over the next decade will drive costs higher for customers. But new approaches taken now can mitigate the impact.

A SMART SOLUTION

Electric utilities are pursuing various solutions to the problem. Some are merging to add scale and increase financial capacity. Some are seeking greater certainty through regulations with formula rate plans, forward test years and the like. Others have decided to change their business models—a key component of the approach Entergy proposes.

As early as 1998, Entergy began advancing the idea of creating an independent transmission company to serve our region. The proposed ITC transaction satisfies that long-term, strategic vision at the right time with the right company.

A TRANSMISSION LEADER

ITC is new to the mid-South region but not to the transmission business. Formed in 2003 in Michigan and now with operations in seven states across the Midwest and Great Plains, ITC focuses solely on transmission and remains strictly independent of any other utility interests. Since its inception, ITC has made approximately

$2.8 billion in capital investments. The company’s current 5-year capital plan estimates $4.2 billion in investment from 2012 through 2016. ITC’s operational excellence is unquestioned—it has improved every business it has acquired or merged with, moving its businesses over time into the top quartile or higher of industry safety and reliability performance while keeping costs below peer average. ITC has also created a transmission-only utility from the ground up in Kansas and Oklahoma.

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THE BENEFITS TO OUR REGION [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE]

Entergy and ITC are pursuing this spin/merge because a future with ITC is clearly better for our region.

The transaction will deliver strength, expertise and opportunity for all of our stakeholders.

STRENGTH: The spin/merge produces two companies that are stronger in many ways—operationally, financially, strategically. Entergy will achieve greater financial flexibility and ITC will achieve greater scale to pursue its progressive and proven independent electric transmission business model. Two companies emerge with strong balance sheets capable of financing their growing capital requirements—Entergy in generation and distribution, ITC in transmission. Over the long term, their investments and improvements will yield a strong regional electric grid, improved reliability and an enhanced wholesale market.

EXPERTISE: The transaction results in two companies serving our region, each focused on delivering operational excellence by concentrating in critical functions of electricity delivery—Entergy in generation, distribution and retail customer service, ITC in moving bulk power from plants to substations and serving wholesale customers. Like physicians who specialize, each company’s skill and expertise will grow through greater focus on its core business.

OPPORTUNITY: Over time the new model can help to hold down rates and lower the delivered cost of energy, open access to inter-regional sources of electricity and facilitate the necessary capital investment in our region’s transmission infrastructure. Approximately 750 Entergy employees will transfer to ITC and become the core workforce of its new mid-South regional headquarters—bringing their knowledge of Entergy’s transmission grid and best practices with them. The transaction also brings in a new corporate citizen with a track record of commitment to communities, philanthropy and development in its footprint.

ALL OF THESE BENEFITS ARE ACHIEVABLE WITH VERY LITTLE EFFECT ON RETAIL RATES

In fact, transmission costs are a small fraction of the overall electricity bill. Projections across the Entergy operating companies indicate that in 2014 the impact of the proposed transaction on the typical residential monthly bill could range from a slight decrease to a modest increase around one percent in return for significant benefits. This estimated change is based on, among other factors, ITC’s anticipated return on equity, cost of debt and capital structure. Detailed projections by operating company will be made available online.